UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On October 15, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) posted an announcement on the Hong Kong Stock Exchange entitled, “PURCHASE OF SHARES BY THE TRUSTEE FOR THE PURPOSE OF THE 2022 RSU SCHEME” . A copy of the announcement is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	RSU Purchase Announcement dated October 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: October 15, 2026	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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